Correspondence

L AW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@agronlaw.com

May 17, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Photoamigo, Inc. Registration Statement on Form S-1 Amendment Number 1 File No. 333-164633

Attn:	Mark. P. Shuman Division of Corporation Finance Mail Stop 4561

Dear Mr. Shuman:

In response to the Staff’s letter to us dated March 1, 2010, please be advised as follows:

1.	We have marked the delivery obligations page to indicate this is, in fact, the outside back cover page of the prospectus.

2.	We have revised the cover page accordingly to reflect that our shares will be offered at a fixed price until they are subject to quotation.

3.	We have revised the cover page accordingly to reflect the quotation system which we intend to seek to have our shares quoted.

4.	We have added a risk factor indicating our offering price was arbitrarily determined.

5.	We have revised our summary accordingly to indicate we are a development stage company that has not generated revenue since inception.

6.	We have revised our disclosure in the summary and Business section to clearly express the status of the company’s business.

7.	We have added a risk factor which addresses the risk associated with the absence of a public market.

8.	We have revised our risk factors and our disclosure throughout the prospectus to remove any unrealistically-optimistic views.

9.	We have revised the language in our risk factors and throughout the prospectus to remove any language which suggests we have or are currently generating any revenue.

10.	We have revised the language in our risk factors and throughout the prospectus to remove any language which suggests that we have any paying members.

11.	We have removed all references to a “predecessor company” and have provided details about the asset purchase which took place at the time of incorporation.

12.	We have disclosed our number of users for each period presented.

13.	We have updated our prospectus to reflect the capital requirements for the next twelve months.

14.	We have updated our prospectus to reflect our business plan for the next twelve months.

15.	We have removed all unsubstantiated claims from the prospectus.

16.	We have reconciled conflicting disclosures regarding compensation.

17.	We have included a compensation table as called for by Item 402(n) of Regulation S-K.

18.	We have updated our prospectus to indicate that Mr. Heckes may be deemed a promoter.

19.	We have updated our prospectus in accordance with Item 404(a) of Regulation S-K with regard to cash advances made by our executive officer.

20.	We have updated our prospectus to indicate that our reporting requirements will commence upon effectiveness.

21.	We have removed the proxy reference.

22.	We have updated our unaudited financial statements for the six months ended January 31, 2010, and all SFAS references have been changed to ASC references.

23.	We have added an “Other Matters” footnote to the updated unaudited financial statements for the six months ended January 31, 2010 noting that the Company is currently in registration.

24.	We have revised Item 15 consistent with the Staff’s comment.

25.	We have removed all references to Rule 430B under Item 17.

26.	We have updated our prospectus to provide the required signatures as indicated by the Staff.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron